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SEC FILE NUMBER
8-70052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SIMON MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 EAST 42ND STREET, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10165
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	(212) 668 - 8700	KGEORGE@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
(Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA - 41ST FL	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER THOME, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SIMON MARKETS LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA V ZARZUELA
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Orange County
01ZA6118144
MY COMMISSION EXPIRES 11/01/2024

Signature: ______________________

Title: CLO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SIMON MARKETS LLC

(SEC I.D. No. 8-70052)
STATEMENT OF FINANCIAL CONDITION

As of December 31, 2022

And Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

SIMON MARKETS LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged with Governance of SIMON Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SIMON Markets LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 16, 2023

We have served as the Company's auditor since 2022.

SIMON MARKETS LLC
STATEMENT OF FINANCIAL CONDITION

	December 31, 2022
ASSETS	
Cash and cash equivalents	$ 14,507,782
Fees receivable	8,021,658
Due from affiliate	43,311
Prepaid expenses	1,429,719
Fixed assets, net of accumulated depreciation of $476,990	779,176
Security deposits and other	13,121
Operating lease right-of-use assets	641,750
Total assets	$ 25,436,517
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 1,902,332
Due to affiliate	945,000
Compensation and benefits payable	8,088,561
Operating lease liabilities	650,284
Total liabilities	11,586,177
Members' equity	
Members' equity	13,850,340
Total members' equity	13,850,340
Total liabilities and members' equity	$ 25,436,517

The accompanying notes are an integral part of this financial statement.

Note 1. Organization and Business Activity

SIMON Markets LLC (the "Company") was organized as a limited liability company on August 8, 2017, under the laws of the State of Delaware. Effective June 20, 2018, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As of December 31, 2022 the Company has 200 units issued and outstanding. The Company is owned 99% by SIMON Group LLC ("SIMON Group") and is owned 1% by New SIMON Subco LLC ("SIMON SubCo") and operates primarily from its offices located in New York City and Birmingham, Alabama. On August 1, 2022, SIMON Group, along with all of its affiliates (collectively, "SIMON"), was acquired by iCapital, Inc. ("iCapital" and together with SIMON Group and SIMON SubCo, the "Parent Group"). The Company is indirectly a wholly owned subsidiary of iCapital as of December 31, 2022.

The Company's business consists of connecting issuers of structured notes, structured CDs, annuity insurance products and defined outcome ETFs (collectively "Product Providers") to networks of financial advisors at banks, independent broker-dealers, registered investment advisors and custodians (collectively "Wealth Management Firms") through its online platform, which provides financial professionals with education, analytics, transaction management, and marketplace capabilities for structured products, annuities and defined outcome ETFs (collectively "Risk-Managed Solutions") across multiple Product Providers. The Company has agreements currently in place with various issuers of structured products, insurance carriers and ETF sponsors and intends to contract with additional Product Providers over time.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are expressed in U.S. dollars.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities. Management's judgment is based on its knowledge and experience about past and current events and its assumptions about conditions it expects to exist and courses of action it expects to take in the future.

Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes that it is not subject to any significant credit risk on cash.

Fees Receivable: The Company provides services directly to customers and generally charges each Product Manufacturer a platform fee based on the notional amount of Risk-Managed Solutions issued by the Product Manufacturer. The Company's fees receivable was $8,021,658 as of December 31, 2022. As of December 31, 2022, the Company has not recorded an allowance for doubtful accounts to cover receivables that may be deemed uncollectible, and there has not been any impairment loss incurred during the year. The Company monitors the aging of fees receivable and will take actions to reduce exposure to credit losses as necessary.

Prepaid Expenses: Expenses paid prior to the related services being rendered will be recognized on a straight-line basis over the relevant service period applicable to the services rendered. As of December 31, 2022, the Company recorded an asset of $1,429,719 for expenses prepaid for services that had not yet been rendered. These services are mainly related to annual subscriptions for software or other tools that the Company uses as part of its operations.

Fixed Assets: Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. For the year ended December 31, 2022, the Company capitalized $492,008 in costs related to the purchase of computer and office equipment as well as office furniture, which is included in the Fixed Assets balance at December 31, 2022.

Fixed assets consisted of the following as of December 31, 2022:

	Amount	**Useful Life**
Computer and Office Equipment	$ 1,110,187	3 years
Office Furniture	145,979	7 years
Sub-Total	$ 1,256,166	
Less: Accumulated depreciation	(476,990)	
Fixed assets, net	$ 779,176	

Income Tax: The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions are evaluated utilizing a two-step process. The Company first determines whether any of its tax positions are more likely than not to be sustained upon examination, based solely on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. When applicable, the Company records unpaid interest and penalties related to tax expenses as taxes payable in the Statement of Financial Condition.

Non-income based taxes are recorded as part of Other liabilities and General and administrative expenses.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash and cash equivalents, fees receivable, other assets, due to affiliate, brokerage commissions payable, professional services payable, and accounts payable and accrued liabilities.

The Company does not hold any Level II or Level III financial instruments.

Note 3. Related Party Transactions

The Company has an expense sharing agreement in place with its affiliate SIMON Technologies LLC ("TechCo"), through which the Company pays third -party vendors for services that TechCo has engaged. As per this agreement, for any services provided, the Company maintains copies of each vendor contract and invoice paid, and reflects such obligations within relevant line items on financial reports filed by the Company.

The Company has an expense sharing agreement and an insurance networking agreement in place with SIMON Annuities and Insurance Services LLC ("SIMON AIS"), an affiliated entity. As per the agreements, SIMON AIS will act as a licensed insurance agency in connection with the inclusion of insurance-related products, such as variable and registered index-linked annuity contracts, on the SIMON platform. Amounts related to insurance-related products are billed from and paid to SIMON AIS, a registered insurance producer, and cash received is transferred directly to the Company. As of December 31, 2022, SIMON Markets recorded an affiliated receivable balance of $43,311 which it was owed from SIMON AIS.

The Company entered into an expense sharing agreement with an affiliated entity, Institutional Capital Network, Inc. ("Affiliate"), initially dated August 2022, which has been subsequently amended during the year (the "Agreement"). Expenses such as compensation, occupancy, supplies, utilities, technology, recruiting, travel and entertainment, among other costs, were allocated to the Company based upon the portion of the monthly costs incurred by the Affiliate, multiplied by the estimated and reasonable percentage of effort dedicated to broker-dealer activities per the Agreement. Management estimated the percentage of effort per department based on certain relevant allocation drivers such as fund count, platform assets, or revenue-weighted headcount. As of December 31, 2022, $945,000 is payable to the Affiliate.

As of December 31, 2022, nine of the Product Providers on the SIMON platform have affiliates that hold existing ownership stakes in the Parent Group and are therefore considered related parties. As customers, these Product Providers are issuers of structured products who transact with SIMON Markets on a monthly basis and pay a fee calculated based on the volume of structured products that were issued on the transaction date, using the same fee structure applied to all other issuers. Additionally, the Company has one affiliate which is charged a flat fee for access to certain features on the platform.

During 2022, prior to the acquisition of SIMON, capital contributions were received by the Company from SIMON Group through equity grants by SIMON Group to employees of the Company. Refer to Note 6 for further details.

Note 4. Income Taxes

As a multi-member limited liability company, the Company has elected to be treated as a Partnership for U.S. tax purposes. As a Partnership for U.S. tax purposes, the Company is not subject to federal tax or most state and local taxes since income is passed through to its members for taxation. There are exceptions for certain types of entity-level taxes, such as New York City ("NYC") Unincorporated Business Tax ("UBT"). The Company has a tax provision of $313,781 related to NYC UBT.

The Company's effective tax rate of -1.86% differs from the NYC UBT statutory rate of 4% primarily due to apportionment percentages to NY and AL, as well as the maintenance of a full valuation allowance on deferred tax assets.

The Company has a net deferred tax asset of approximately $926,092, which is primarily related to NYC Section 174 Research & Development expenses, accrued bonuses and intangibles, and other miscellaneous items. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the

year enacted. A full valuation allowance has been provided as it is more likely than not that all of the deferred tax asset will not be realized.

As of December 31, 2022, the Company does not expect to have any stand-alone NOL carryforwards for NYC UBT. The NYC UBT NOL rules follow the NOL Rules for federal income tax purposes as amended by the Tax Cuts and Jobs Act of 2017 ("TCJA"). These NOLs are no longer set to expire and may be carried forward indefinitely according to the TCJA; however, each year's NOL deduction will be limited to 80% of the UBT taxable income without regard to the NOL deduction. Realization of these losses is dependent on generating sufficient taxable income. As of December 31, 2022, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company will be filing its fifth and final partnership tax return during 2023 for tax year December 31, 2022. The Company's activities since 2018 remain subject to examination. The Company does not currently have any open tax years under examination. Beginning in 2023, the Company will be considered a disregarded entity for tax purposes and will be captured as part of the Parent's consolidated return.

Note 5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute net capital utilizing the alternative method. As such, the Company is required to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debits in the customer reserve formula. The Company does not hold any customer funds so the firm is only required to maintain the $250,000 statutory minimum at all times. At December 31, 2022, the Company had net capital of $6,696,259, which was $6,446,259 in excess of its required net capital.

Note 6. Members' Equity

Contributions of capital are recognized when received. During the year the Company received $13,614,390 in capital contributions from SIMON Group LLC through equity grants by SIMON Group to employees of the Company. Furthermore, during the year, the Company did not issue any units and no cash was received in connection with employee grants, with the Company receiving a $10,000,000 cash contribution from SIMON Group. Additionally during the year, SIMON Group made a capital withdrawal of $8,500,000 which was distributed to SIMON Group. Distributions of cash or other assets to each member shall be made at the times and in the aggregate amounts determined by SIMON Group LLC in its sole discretion. There are no dividend and liquidation preferences, participation rights, or any other special features related to these units.

Beginning in December 2018 and on a continuing basis and concluding on the date of acquisition by iCapital, SIMON Group issued Series C Interests in its Profits Interest Plan to certain employees of the Company. Pursuant to ASC 718, employees of the Company were issued equity interests in SIMON Group, with no consideration provided by the Company to SIMON Group for the awards, therefore the value of the awards granted were considered a capital contribution from SIMON Group to the Company. Accordingly, the Company would record the relevant capital contribution received and equity compensation expense incurred in accordance with the vesting schedule of the award as provided by the 2018 Plan. The Company recognized share-based compensation expense for equity awards based on the estimated fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense was recognized on a straight-line basis over the requisite service period, which was subject to graded vesting. All Series C PIUs issued by SIMON Group generally vest at the rate of 25% of units on the first anniversary of the date of grant and the remaining 75% of units in equal monthly installments over the following 36 months. Forfeitures are accounted for as they occur.

As there is no public market for the units, the estimated fair value of the units was supported by third-party valuations based on inputs of objective and subjective factors that management believes to be relevant. These third-party valuations were performed in accordance with the guidance outlined in the AICPA's Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying these valuations represented management's best estimates, which involved inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes changed and management used significantly different assumptions or estimates, share-based compensation expense could have been materially different.

At the time the Company was acquired by iCapital, all employees of the Company became employees of Institutional Capital Network, Inc. and all outstanding Series C Interests in SIMON Group became equity interests in iCapital. As such, no further share-based compensation expense was recognized after August 1, 2022.

Note 7. Segment Reporting

The Company only has one operating segment per its analysis under ASC 280. Management has evaluated factors such as basis of organization, products and services, geographic areas, and regulatory environments to determine that only one reporting operating segment exists.

Note 8. Commitments and Contingencies

The Company leases office space in Birmingham, AL pursuant to an operating lease which is set to expire in October 2027. The future minimum rental commitments through termination are as follows:

Year Ended Dec 31	Total Commitments
2023	$ 160,080
2024	164,082
2025	168,184
2026	172,388
2027	147,007
	$ 811,741

The Company previously adopted and implemented the Accounting Standard Codification Topic 842 ("ASC 842"), Leases. As of December 31, 2022, the right of use asset and lease liability on the Company's balance sheet for the Birmingham lease were $641,750 and $650,284, respectively. As of December 31, 2022, the weighted average remaining lease term on the outstanding lease is 4.83 years and the weighted average discount rate on the outstanding lease is 9.55%.

Note 9. Legal Contingencies

The Company records liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Contingencies are estimated and remeasured as needed. Contingencies which qualify as covered claims are not offset until insurance proceeds are received. To the extent necessary, adjustments for accruals of possible loss contingencies are included in other operating expenses on the Company's statement of operations. As of December 31, 2022, the Company does not have accruals for legal contingencies.

Note 10. Risks and Uncertainties

The impact of the novel coronavirus ("COVID-19") pandemic has rapidly evolved around the globe, causing disruption in the U.S. and global economies. Although the global economy has reopened and robust economic activity has supported a continued recovery, the emergence of new variants has contributed to setbacks to the recovery in the U.S. and abroad. Future outbreaks could have an adverse impact on the Company's financial statements.

During 2022, the war in Ukraine has disrupted economic markets, and the economic impact and duration is uncertain at this time. The impact on financial markets and the overall economy, both of which are highly uncertain, cannot be predicted. The impact of the war in Ukraine could result in substantial market volatility and uncertainty, and may adversely impact the Company's results. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2022 the Company held all of its cash deposits in a demand deposit account at Silicon Valley Bank and such cash deposits exceeded the FDIC's insurance coverage limits. Cash and cash equivalents may subject the Company to concentrations of credit risk if balances at any one financial institution exceed the FDIC insurance limits. The impact of a collapse by Silicon Valley Bank, or other regional banks within the industry, could result in market volatility and uncertainty that may adversely impact the Company's results. The Company believes it mitigates this risk by monitoring the credit worthiness and financial position of institutions which it holds cash deposits. The financial statements do not include any adjustments that may result from the outcome of any uncertainty which has transpired after the financial statement date.

Note 11. Subsequent Events

Subsequent events have been evaluated through March 16, 2023, the date of the issuance of the 2022 financial statements.

In March 2023, Silicon Valley Bank was closed by regulators. The Company was able to preserve all cash, which was moved to an account opened at another financial institution. As of the date of the issuance of the 2022 financial statements, the Company no longer holds deposits with Silicon Valley Bank.

There were no other additional subsequent events requiring adjustment to, or disclosure in, the financial statements.